Mail Stop 3561

February 21, 2007

Mr. Wade Miquelon
Executive Vice President, Chief Financial Officer
2210 West Oaklawn Drive
Springdale, Arkansas 72762

>   **Re: Tyson Foods, Inc.**
>   **Form 10-K for the year ended September 30, 2006**
>   **Filed December 13, 2006**
>   **File No. 001-14704**

Dear Mr. Miquelon:

We have reviewed your response letter dated February 9, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2006

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

– Goodwill and Other Intangible Assets, page 45

1. We have reviewed your response to our prior comment number 5 in which you explain the methods and assumptions used to evaluate the goodwill allocated to Beef segment for potential impairment. In light of the operating losses experienced during each of the past two fiscal years by this segment, as well as the operating loss sustained by this segment in the first quarter of fiscal 2007, please expand your disclosure in MD&A in future filings to explain in further detail how management evaluates the goodwill assigned to its various segments for potential impairment. Additionally, future filings should include disclosure of why management does not believe the goodwill assigned to the Beef segment is impaired in spite of the operating losses experienced by this segment during each of the past two fiscal years and the first quarter of fiscal 2007.

Note15. Income Taxes

2. We have reviewed your response to our prior comment number 9 but are still unclear as to the specific nature and timing of the facts or circumstances that resulted in the adjustment during fiscal 2006 to recognize $12 million of estimated tax reserves for Canadian income and withholding taxes. Please explain in further detail the nature of the additional facts obtained during 2006 which resulted in recognition of these reserves. Your response should also explain in further detail why you believe this adjustment represents a change in estimate pursuant to APB 20 rather than the correction of an error.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3301 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief